EXHIBIT 99.14

Chunghwa Telecom won the bid for the service “Leaping Project of e-Invoice” from Fiscal Information Agency, Ministry of Finance

Date of events: 2017/01/10

Contents:

1.Date of occurrence of the event:2017/01/10

2.Company name:Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:Chunghwa Telecom won the bid for the service ”Leaping Project of e-Invoice” from Fiscal Information Agency, Ministry of Finance, at the amount of NT$621 million (tax inclusive) for the period of year 2017 to 2020.

6.Countermeasures:None

7.Any other matters that need to be specified:None